UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                              CELLSTAR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    150925 6
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                                 (CUSIP Number)

                            Robert J. Mittman, Esq.
                             Tenzer Greenblatt LLP
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 885-5000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 31, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

                                  SCHEDULE 13D
CUSIP No. 150925 6                                             Page 2 of 4 Pages


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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       Brightpoint, Inc.

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


       WC

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            400,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             400,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        400,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 4 Pages

     This Amendment No. 1 amends the Schedule 13D dated December 18, 1996 of Brightpoint, Inc. ("Brightpoint") with respect to the common stock, par value $.01 per share ("Common Stock"), issued by Cellstar Corporation (the "Corporation"). Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D dated December 18, 1996 of Brightpoint.

     On January 31, 1997, Brightpoint, as more fully described under Paragraph
(c) of Item 5 herein, ceased to be a beneficial owner of more than five percent of the Common Stock of the Corporation upon consummation of the sale, in over-the-counter market transactions, of a number of shares of Common Stock of the Corporation.

Item 5. Interest in Securities of the Issuer.

     (a) As of January 31, 1997, Brightpoint beneficially owned 400,000 shares of Common Stock, constituting, to the best of the knowledge of Brightpoint, 2.1% of the issued and outstanding shares of Common Stock based on the outstanding number of shares of Common Stock as reported in the Corporation's Quarterly Report on Form 10-Q for the quarter ending August 31, 1996.

     (b) Brightpoint has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 400,000 shares of Common Stock.

     (c) Since December 18, 1996, Brightpoint has disposed of 600,000 shares of Common Stock in over-the-counter market transactions on the NASDAQ National Market System, as follows:

                                                             Sale Price
         Date                      Shares                     Per Share
         ----                      ------                     ---------
        1/31/97                   500,000                      $22.75
        1/31/97                   100,000                      $23.125


     (d) Not applicable.

     (e) As of January 31, 1997, Brightpoint ceased to be the beneficial owner of more than five percent of the Common Stock of the Corporation.



                                Page 3 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Brightpoint certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1997             BRIGHTPOINT, INC.


                                    By: /s/ Robert J. Laikin
                                        ---------------------
                                    Name:  Robert J. Laikin
                                    Title: Chairman of the Board
                                           and Chief Executive Officer


                                Page 4 of 4 Pages